UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2024

Commission File Number: 001-41421

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Alvotech

(Translation of registrant’s name into English)

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9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INCORPORATION BY REFERENCE

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262 and 333-275111) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1, 99.2 and 99.3 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Information contained on this report on Form 6-K

Annual and Extraordinary General Meeting

On June 7, 2024, Alvotech held its annual and extraordinary general meeting of shareholders (“2024 AGM”). A copy of the minutes of the proceedings of the 2024 AGM and attendance list of the 2024 AGM are furnished as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K.

Grant of Stock Options

On June 7, 2024, Alvotech announced that it had granted options to purchase a total of 65,712 shares to four members of its Board of Directors in accordance with the Company’s Equity Incentive Plan. The options are subject to a three-year vesting period and the exercise price of the stock options is $14.00 per share. Furthermore, a new board director who joined the Board of Directors on June 7, 2024, received an RSU grant of 17,870 restricted share units in accordance with the Remuneration Policy. The RSUs are subject to a three-year vesting period at a price of $13.99 per share. A copy of the announcement is furnished as Exhibit 99.3 to this Report on Form 6-K.

EXHIBIT INDEX
Exhibit
No.	Description
99.1	2024 AGM Minutes.
99.2	2024 AGM Attendance List
99.3	Announcement Granting of Stock Options and Restricted Share Units

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: June 11, 2024	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: General Counsel